UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        International Royalty Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                     460277
                      (CUSIP Number of Class of Securities)


                                    Ben Lewis
                              Altius Resources Inc.
                       Suite 202, Kenmount Business Center
                                66 Kenmount Road
             St. John's, Newfoundland and Labrador, Canada, A1B 3V7
                               Fax: (709) 576-3441

                                 With copies to:

                         Mihkel E. Voore and Ian Putnam
                              Stikeman Elliott LLP
                            5300 Commerce Court West
                                 199 Bay Street
                        Toronto, Ontario, Canada, M5L 1B9
                               Fax: (416) 947-0866

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D/A

                                                              CUSIP No.  460277
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Altius Resources Inc.

          S.S. or I.R.S. Identification No. of Above Person
          Not applicable
--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group
          (a) |X|   See Item 5(a)
          (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds
          WC
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Newfoundland and Labrador (Canada)
-------------------- ----------------- -----------------------------------------
                     (7)               Sole Voting Power
  Number of
                                       None
    Shares           ----------------- -----------------------------------------
                     (8)               Shared Voting Power
 Beneficially
                                       8,924,972
   Owned by          ----------------- -----------------------------------------
                     (9)               Sole Dispositive Power
    Each
                                       None
  Reporting          ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
 Person With
                                       8,924,972
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          8,924,972
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          9.42%*
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

* The calculation of this percentage is based on 94,695,356 common shares (the "Common Shares") outstanding, as reported in International Royalty Corporation's unaudited consolidated financial statements as of and for the nine months ending September 30, 2009.

                                 Schedule 13D/A

                                                               CUSIP No.  460277
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Altius Minerals Corporation

          S.S. or I.R.S. Identification No. of Above Person
          Not applicable
--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group
          (a) |X|    See Item 5(a)
          (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds
          AF
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Alberta (Canada)
-------------------- ----------------- -----------------------------------------
                     (7)               Sole Voting Power
  Number of
                                       None
    Shares           ----------------- -----------------------------------------
                     (8)               Shared Voting Power
 Beneficially
                                       8,924,972
   Owned by          ----------------- -----------------------------------------
                     (9)               Sole Dispositive Power
    Each
                                       None
  Reporting          ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
 Person With
                                       8,924,972
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          8,924,972
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          9.42%*
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

* The calculation of this percentage is based on 94,695,356 common shares (the "Common Shares") outstanding, as reported in International Royalty Corporation's unaudited consolidated financial statements as of and for the nine months ending September 30, 2009.

     This Amendment No. 4 to Schedule 13D in respect of the common shares of International Royalty Corporation, a corporation incorporated under the laws of Canada, is being filed on behalf of the undersigned to amend the Schedule 13D, which was originally filed by the undersigned with the Securities and Exchange Commission on July 6, 2009 and subsequently amended on July 16, 2009 by Amendment No. 1, on August 21, 2009 by Amendment No. 2 and on December 17, 2009 by Amendment No. 3 (as so amended, the "Statement").

     Except as specifically amended hereby, this Amendment No. 3 does not modify any of the information previously reported in the Statement.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1     Joint Filing Agreement

Exhibit 2     Amended and Restated Lock-Up Agreement

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: December 31, 2009


                                       ALTIUS RESOURCES INC.


                                       By:  /s/ Ben Lewis
                                          --------------------------------------
                                       Name:    Ben Lewis
                                       Title:   Chief Financial Officer



                                       ALTIUS MINERALS CORPORATION


                                       By:  /s/ Ben Lewis
                                          --------------------------------------
                                       Name:    Ben Lewis
                                       Title:   Chief Financial Officer

                                    EXHIBIT 1


                             Joint Filing Agreement

         The undersigned hereby agree that the statement on Schedule 13D/A with respect to the common shares of International Royalty Corporation dated December 31, 2009, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Dated:  December 31, 2009



                                       ALTIUS RESOURCES INC.


                                       By:  /s/ Ben Lewis
                                          --------------------------------------
                                       Name:    Ben Lewis
                                       Title:   Chief Financial Officer



                                       ALTIUS MINERALS CORPORATION


                                       By:  /s/ Ben Lewis
                                          --------------------------------------
                                       Name:    Ben Lewis
                                       Title:   Chief Financial Officer